EXHIBIT I

TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS REPORTS THIRD QUARTER RESULTS

Highlights

▪	Declared a cash distribution of $7.7 million, or $0.385 per unit, for the third quarter, an increase of 10% from the prior quarter
▪	Generated $7.3 million in distributable cash flow for the third quarter of 2007
▪	As previously announced, acquired interests in two shuttle tankers in July 2007, and one floating storage and offtake unit from Teekay Corporation in October 2007

Nassau, The Bahamas, October 31, 2007 - Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported net income of $2.1 million for the quarter ended September 30, 2007, compared to net income of $3.7 million for the quarter ended June 30, 2007.  Net income before non-controlling interest for the third and second quarters of 2007 included non-cash items totaling $10.4 million and $6.3 million, respectively, relating to foreign currency translation losses and deferred income tax expense.

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.  This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency translation losses for the three months ended September 30, 2007 and June 30, 2007.

The Partnership owns two shuttle tankers, one floating storage and offtake (FSO) unit, and a 26% interest in Teekay Offshore Operating L.P. (OPCO), which owns and operates the world's largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional oil tankers.  The Partnership controls OPCO through the ownership of its general partner, and the Partnership’s parent company, Teekay Corporation (Teekay), owns the remaining 74% interest in OPCO.  Since the Partnership controls OPCO through its ownership of its general partner, the Partnership’s financial statements includes the consolidated results of both the Partnership and OPCO.  Initially, the Partnership conducted all operations through OPCO and its subsidiaries.  However, the operations of the Partnership’s recent acquisition of two shuttle tankers and one FSO are conducted through wholly-owned subsidiaries.  In the future, the Partnership intends to conduct additional operations through wholly-owned subsidiaries.

During the three months ended September 30, 2007, the Partnership generated $7.3 million of distributable cash flow(1), a slight decrease from $7.6 million for the second quarter of 2007, primarily as  a result of lower shuttle tanker utilization due to scheduled seasonal maintenance in North Sea oil fields, partially offset by the acquisition of two shuttle tankers in July 2007.

Declaration of Cash Distribution

As previously announced, Teekay Offshore GP LLC, the general partner of Teekay Offshore, declared a cash distribution of $0.385 per unit ($1.54 per unit on an annualized basis) for the third quarter of 2007, representing a total cash distribution of $7.7 million.  The cash distribution will be paid on November 14, 2007, to all unitholders of record on November 7, 2007.

Acquisition of Shuttle Tankers and FSO

In July 2007, Teekay Offshore acquired interests in two double-hull shuttle tankers, for a total cost of approximately $160 million, from Teekay.  The Partnership acquired the 2000-built Navion Bergen and Teekay’s 50 percent interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate charters to a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.

(1)  Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships.  Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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On October 1, 2007, Teekay Offshore acquired one FSO unit, the Dampier Spirit, for a total cost of approximately $30 million.  The Dampier Spirit operates under a 7-year fixed-rate time-charter to Apache Corporation of Australia, generating approximately $0.06 per unit in distributable cash flow annually.

As a result of the Dampier Spirit acquisition, management intends to recommend to the Board of Directors an increase to the quarterly cash distribution from $0.385 per unit to $0.400 per unit, commencing with the fourth quarter distribution to be paid in February 2008.  Including this intended distribution increase, the Partnership will have raised its quarterly distributions by 14% since its initial public offering in December 2006.

Future Growth Opportunities

Teekay is obligated to offer Teekay Offshore certain shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length:

Shuttle Tankers

Teekay has four Aframax shuttle tanker newbuildings on order which are scheduled to deliver between the third quarter of 2010 and the third quarter of 2011.  It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

FPSO Units

Through its 50% owned joint venture with Teekay Petrojarl ASA, Teekay is obligated to offer the Partnership its 50% interest in certain future FPSO projects.

Teekay’s Remaining Interest in OPCO

Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns.  Teekay currently owns 74% of OPCO and Teekay Offshore owns the remaining 26%.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (Please read the “Teekay Offshore's Fleet” section of this release below and Appendix B for further details):

	Three Months Ended September 30, 2007 (unaudited)				Three Months Ended June 30, 2007 (unaudited)

(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues	115,762	23,284	16,546	155,592	117,398	24,070	10,916	152,384

Vessel operating expenses	25,532	6,125	3,590	35,247	24,885	5,060	3,614	33,559
Time-charter hire expense	37,161	-	-	37,161	36,473	-	-	36,473
Depreciation & amortization	22,453	5,053	3,812	31,318	19,825	5,110	4,098	29,033

Cash flow from vessel operations*	40,056	15,089	12,203	67,348	42,199	17,175	6,625	65,999

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains.  Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $40.1 million during the third quarter of 2007 compared to $42.2 million in the previous quarter, primarily due to lower shuttle tanker utilization as a result of planned seasonal maintenance of North Sea oil fields during the third quarter of 2007, partially offset by the inclusion of the results of the Navion Bergen and Navion Gothenburg, which were acquired from Teekay Corporation in July 2007.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s conventional tanker segment decreased to $15.1 million for the third quarter of 2007, compared to $17.2 million for the previous quarter, primarily due to the transfer of the Navion Saga to the FSO segment in May 2007, and an increase in vessel operating expenses.  The Navion Saga commenced its three-year FSO time-charter contract in May 2007, at which time its results were included as part of the FSO segment.

FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment increased to $12.2 million for the third quarter of 2007, compared to $6.6 million for the previous quarter, primarily due to a one-time $3.5 million fee received in the third quarter relating to the completion of the mobilization and hook-up of the FSO Navion Saga at the Volve field.  In addition, the results of the Navion Saga were included in this segment for the entire third quarter, compared to only two months in the previous quarter.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet, including vessels owned by OPCO, as of October 31, 2007:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Total
Shuttle Tanker Segment	26	(1)	12	38

Conventional Tanker Segment	9		-	9

FSO Segment	5		-	5
Total	40		12	52

(1)	Includes five shuttle tankers in which OPCO’s ownership interest is 50%, and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.

Liquidity

As of September 30, 2007, the Partnership had total liquidity of $361.1 million, comprising $96.6 million in cash and cash equivalents and $264.5 million in undrawn revolving credit facilities.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units (FSO) and nine conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO.  Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

Earnings Conference Call

The Partnership plans to host a conference call at 12:00 p.m. ET on Friday November 2, 2007, to discuss the Partnership’s results and the outlook for its business activities. The Partnership’s earnings presentation will be available on the Partnership’s web site at www.teekayoffshore.com prior to the call. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 904-6908, or (416) 915-8329, or listen to the live conference call through the web site.  The Partnership plans to make available a recording of the conference call until midnight Friday November 9, 2007 by dialing (888) 203-1112 or (647) 436-0148, access code 5422116 or via the Partnership’s web site until December 2, 2007.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (in thousands of U.S. dollars, except unit data)

	Three Months Ended
	September 30, 2007 (unaudited)	June 30, 2007 (unaudited)

VOYAGE REVENUES	192,050	189,189

OPERATING EXPENSES
Voyage expenses	36,458	36,805
Vessel operating expenses	35,247	33,559
Time-charter hire expense	37,161	36,473
Depreciation and amortization	31,318	29,033
General and administrative	15,731	16,248
	155,915	152,118
Income from vessel operations	36,135	37,071
OTHER ITEMS
Interest expense	(21,578)	(17,553)
Interest income	1,784	1,347
Income tax expense	(6,057)	(532)
Foreign exchange loss	(4,372)	(5,797)
Other – net	2,965	2,582
Net income before non-controlling interest	8,877	17,118
Non-controlling interest	(6,763)	(13,404)
Net income	2,114	3,714
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	9,800,000	9,800,000
Weighted-average number of subordinated units outstanding - Basic and diluted	9,800,000	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	19,600,000	19,600,000

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at September 30, 2007 (unaudited)	As at December 31, 2006 (unaudited)

ASSETS
Cash and cash equivalents	96,589	113,986
Other current assets	107,161	78,739
Vessels and equipment	1,659,079	1,524,842
Other assets	113,766	130,216
Intangible assets	58,122	66,425
Goodwill	127,113	127,113
Total Assets	2,161,830	2,041,321
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	48,614	50,353
Current portion of long-term debt	18,980	17,656
Advances from affiliate	10,378	16,951
Long-term debt	1,430,421	1,285,696
Other long-term liabilities	118,057	103,746
Non-controlling interest	429,041	427,977
Partners’ equity	106,339	138,942
Total Liabilities and Partners’ Equity	2,161,830	2,041,321

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items.  Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets.  Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions.  Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.  The table below reconciles distributable cash flow to net income.

Three Months Ended September 30, 2007
(unaudited)

Net Income	2,114
Add:
Depreciation and amortization	31,318
Non-controlling interest	6,763
Non-cash expenses	148
Foreign exchange loss	4,372
Income tax expense	6,057
Less:
Estimated maintenance capital expenditures	19,390
Distributable Cash Flow before Non-Controlling Interest	31,382
Non-controlling interest’s share of DCF	(24,037)
Distributable Cash Flow	7,345

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION (in thousands of U.S. dollars)

	Three Months Ended September 30, 2007 (unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	115,762	23,284	16,546	155,592
Vessel operating expenses	25,532	6,125	3,590	35,247
Time-charter hire expense	37,161	-	-	37,161
Depreciation and amortization	22,453	5,053	3,812	31,318
General and administrative	12,908	2,070	753	15,731
Income from vessel operations	17,708	10,036	8,391	36,135

	Three Months Ended June 30, 2007 (unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	117,398	24,070	10,916	152,384
Vessel operating expenses	24,885	5,060	3,614	33,559
Time-charter hire expense	36,473	-	-	36,473
Depreciation and amortization	19,825	5,110	4,098	29,033
General and administrative	13,736	1,835	677	16,248
Income from vessel operations	22,479	12,065	2,527	37,071

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions.  Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.  Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the Partnership’s estimated increase in distributable cash flow from the acquisition of the Dampier Spirit; the offers of shuttle tankers, FSOs and FPSOs and associated contracts from Teekay to Teekay Offshore; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay Offshore GP L.L.C. to authorize the proposed increase to the Partnership’s distributions; changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006.  The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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